Exhibit 99.1

Smart Logistics Global Limited Reports Fiscal Year 2025 Financial Results

April 30, 2026 -- Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”), a Hong Kong-based business-to-business contract logistics solution provider, today reported its financial results for the fiscal year ended December 31, 2025.

Hue Kwok Chiu, Chief Executive Officer and Chairman of the Company, stated, “Although we experienced a decline in revenue, we were able to improve our gross profit margins. The total distance in kilometers we transported increased by 11.7%, reflecting a shift toward longer-haul transportation despite lower overall volumes. We did have a weakness in the coal and steel sectors which was attributed to the PRC economy during 2025 but the increase in transportation distance highlights the Company’s ability to capture demand in longer-distance routes. We believe the economic downturn will not persist throughout 2026 and we expect a gradual recovery in the PRC economy, supported by our ongoing efforts to optimize service efficiency and strengthen customer relationships.”

Financial highlights

●	Revenues for 2025 decreased from approximately RMB678.2 million for 2024 to approximately RMB628.5 million (US$89.9 million), representing a decrease of approximately 7.3%. This decline was mainly due to reduced customer demand, as evidenced by a 13.6% drop in the total number of transportation orders and a 13.0% decrease in total weight transported.

●	Income from operations decreased from RMB 11.4 million in 2024 to a net loss of RMB 14.2 million (US$ 2.0 million) in 2025, primarily due to a material non-cash share-based consulting expense recognized during 2025 in connection with the issuance of unrestricted ordinary shares to a third-party consultant. The expense significantly increased selling and marketing expenses for the year and was the principal driver of the Company’s net loss.

●	Net loss of RMB18.2 million (US$2.6 million) for 2025, compared to net income of RMB8.7 million in 2024.

●	Gross profit margin improved from approximately 4.1% in 2024 to 4.7% in 2025, despite the decline in revenue. This increase reflects the Company’s ability to maintain stable mark-ups to customers during a period of reduced demand and economic downturn in the PRC. The resilience in margin performance highlights effective cost management and pricing discipline, which helped offset the impact of lower order volumes and tonnage, and positions the Company to benefit from an anticipated recovery in transportation demand as the PRC economy stabilizes in 2026.

“In January we announced a Northern Supply Chain Center in Xuzhou, Jiangsu Province, China, which has expanded our B2B logistics network in China. This center has contributed to our long-haul business growth through a North-South dual-core logistics framework. We are confident our customer base combined with our new supply chain center and focus on longer-haul business will allow us to win new opportunities and execute on our sales and marketing initiatives we began in 2026,” concluded Hue Kwok Chiu.

About Smart Logistics Global Limited

Since 2018, the Company has been a business-to-business (B2B) contract logistics provider in China, focusing on industrial raw materials transportation. The Company offers tailored, cost-efficient logistics solutions primarily through land-only transportation services for large institutional clients with long-term contracts. By leveraging its proprietary Transportation Management System to optimize routes and equipment, the Company also commits to a scalable model via investments in advanced logistics infrastructure, including its 110,000-square-meter smart logistics park in Jiangxi Province and 7 full-truck load centers strategically located in China, which effectively enhances its operations and growth potential. For more information, please visit: https://www.smartlogisticsglobal.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

Andrew Barwicki
516-662-9461
andrew@barwicki.com